UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PlainsCapital Corporation

(Name of issuer)

Original Common Stock, par vale $0.001 per share

(Title of class of securities)

Not Applicable

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G	Page 2 of 5 Pages

CUSIP No.
1	Name of reporting person Hill A. Feinberg
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 2,165,145 (1)
	6	Shared voting power 0
	7	Sole dispositive power 1,602,003
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 2,165,145 (1)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 6.4%(2)
12	Type of reporting person IN

(1)	Includes 500,496 shares of Original Common Stock (the “Earnout Shares”) currently held in escrow for the benefit of the reporting person. The Earnout Shares are subject to the earnout provisions of the Merger Agreement between PlainsCapital Corporation (f/k/a Plains Capital Corporation) and First Southwest Holdings, Inc., dated as of November 7, 2008, as amended (the “Merger Agreement”). The reporting person may not receive the Earnout Shares until January 31, 2013, and the number of shares that he will receive, if any, is subject to reduction in accordance with the terms of the Merger Agreement. The reporting person has the right to vote the Earnout Shares prior to their cancellation or release from escrow and may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), thereof. Also includes 31,788 shares of Original Common Stock (the “Earnout Option Shares”) issuable to the reporting person upon exercise of stock options that are subject to the earnout provisions of the Merger Agreement. Such stock options are currently exercisable, but the reporting person may not receive any Earnout Option Shares until January 31, 2013, and the number of shares that he will receive upon exercise of the related stock options, if any, is subject to reduction in accordance with the terms of the Merger Agreement. Upon exercise of such options, the reporting person would have the right to vote any Earnout Option Shares prior to their cancellation or release from escrow and may be deemed the beneficial owner for purposes of Section 13(d) of the Act thereof.
(2)	Based upon 33,813,813 shares of Original Common Stock issued and outstanding as of October 15, 2009.

Item 1	(a).	Name of Issuer:

PlainsCapital Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

2323 Victory Avenue Suite 1400 Dallas, Texas 75219

Item 2	(a).	Name of Person Filing:

Hill A. Feinberg

Item 2	(b).	Address of Principal Business Office:

c/o PlainsCapital Corporation 2323 Victory Avenue Suite 1400 Dallas, Texas 75219

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Original Common Stock, par value $0.001 per share

Item 2	(e).	CUSIP Number:

Not Applicable.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Page 3 of 5 Pages

Item 4.	Ownership:

(a) Amount beneficially owned: See Item 9 of cover page.

(b) Percent of class: See Item 11 of cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2010

HILL A. FEINBERG

/s/ Hill A. Feinberg